UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Index

1. Summary of the 2023 First Half Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Half of 2023 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the First Half of 2023 (Separate)

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

1.6.	Amendments to the Articles of Incorporation

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

Summary of 2023 First Half Business Report

On August 14, 2023, KB Financial Group Inc. (“KB Financial Group” or the “Group”) filed its business report for the first half of 2023 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1. Introduction to the Company

1.1. Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2. History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC. as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd. (“KB Life Insurance”), formerly a second-tier subsidiary, as a first-tier subsidiary

•	July 1, 2009

Changed the name of KB Venture Capital Co., Ltd. to KB Investment Co., Ltd. (“KB Investment”)

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. (“KB Kookmin Card”) as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. (“KB Investment & Securities”)

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	January 13, 2012

Added KB Savings Bank Co., Ltd. (“KB Savings Bank”) as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance, which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank

•	March 20, 2014

Added KB Capital Co., Ltd. (“KB Capital”) as a first-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	December 1, 2016

Added KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 29, 2016

Established KB Private Equity Fund III as a second-tier subsidiary

•	December 30, 2016

Purchased new shares of KB Insurance in a rights offering, which increased the Company’s shareholding in KB Insurance from 33.29% to 39.81%

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd. (“KB Securities”)

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	May 19, 2017

Acquired additional shares of KB Insurance in a tender offer, which increased the Company’s shareholding in KB Insurance from 39.81% to 94.30%

•	May 19, 2017

Acquired additional shares of KB Capital in a tender offer, which increased the Company’s shareholding in KB Capital from 52.02% to 79.70%

•	July 7, 2017

Converted KB Insurance and KB Capital into wholly-owned subsidiaries of the Company through comprehensive stock swaps

•	September 29, 2017

Added KB Asset Management Singapore Pte. Ltd. as a second-tier subsidiary (changed from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

•	October 9, 2017

Added KB SECURITIES VIETNAM JOINT STOCK COMPANY (formerly MARITIME SECURITIES INCORPORATION) as a second-tier subsidiary

•	October 16, 2017

Disposed of Hyundai Savings Bank, Co., Ltd., a second-tier subsidiary

•	December 22, 2017

Disposed of Hyundai Asset Management, Co., Ltd., a second-tier subsidiary

•	January 17, 2018

Added KB-TS Technology Venture Private Equity Fund as a second-tier subsidiary (equity interests of 16%, 30% and 10% held by KB Securities, Kookmin Bank and KB Capital, respectively)

•	July 6, 2018

Added KB Daehan Specialized Bank PLC. as a second-tier subsidiary

•	August 21, 2018

Added KBAM Shanghai Advisory Services Co., Ltd. as a second-tier subsidiary

•	December 31, 2018

Added KB-Stonebridge Secondary Private Equity Fund as a second-tier subsidiary

•	January 9, 2019

Added KB-SPROTT Renewable Private Equity Fund I as a second-tier subsidiary

•	September 17, 2019

Added KB-SP Private Equity Fund IV as a second-tier subsidiary

•	February 28, 2020

Added KB-NAU Special Situation Corporate Restructuring Private Equity Fund as a second-tier subsidiary

•	April 10, 2020

Added PRASAC Microfinance Institution PLC. as a second-tier subsidiary

•	May 18, 2020

Added PT Sunindo Kookmin Best Finance as a second-tier subsidiary

•	July 3, 2020

Added PT KB Finansia Multi Finance as a second-tier subsidiary

•	August 31, 2020

Added Prudential Life Insurance Company of Korea, Ltd. (“Prudential Life Insurance”) as a first-tier subsidiary

•	September 2, 2020

Added PT Bank Bukopin Tbk as a second-tier subsidiary (renamed PT Bank KB Bukopin, Tbk. on February 8, 2021)

•	October 28, 2020

Added KB Material and Parts Private Equity Fund I as a second-tier subsidiary

•	December 4, 2020

Added FineKB Private Equity Fund I as a second-tier subsidiary

•	December 16, 2020

Added KB FINA JOINT STOCK COMPANY as a second-tier subsidiary

•	December 23, 2020

Added KB Bank Myanmar Co., Ltd. as a second-tier subsidiary

•	January 15, 2021

Added KB Bio Private Equity Fund III as a second-tier subsidiary

•	January 29, 2021

Added J Fintech Co., Ltd as a second-tier subsidiary (renamed KB J Capital Co., Ltd. on February 16, 2021)

•	March 2, 2021

Added PT KB Data Systems Indonesia as a second-tier subsidiary

•	September 23, 2021

Added KB Bio Global Expansion Private Equity Fund I as a second-tier subsidiary

•	October 8, 2021

Added KB Healthcare Co., Ltd. as a second-tier subsidiary

•	December 24, 2021

Added KB Co-investment Private Equity Fund I as a second-tier subsidiary

•	February 14, 2022

Added PT KB Valbury Sekuritas as a second-tier subsidiary

•	April 22, 2022

Added KB-Badgers Future Mobility ESG Private Equity Fund I as a second-tier subsidiary

•	May 10, 2022

Added KB Life Partners Co., Ltd. as a second-tier subsidiary

•	August 19, 2022

Added KB Mezzanine Capital Private Equity Fund IV as a second-tier subsidiary

•	December 26, 2022

Added i-Finance Leasing Plc. as a second-tier subsidiary

•	December 26, 2022

Renamed Prudential Life Insurance Company of Korea, Ltd. to KB Life Insurance Co., Ltd.

•	January 1, 2023

Merged KB Life Insurance with and into KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea, Ltd.)

•	June 30, 2023

Withdrew KB Credit Information Co., Ltd. as a first-tier subsidiary and added it as a second-tier subsidiary as it became a subsidiary of KB Kookmin Card Co., Ltd. (a first-tier subsidiary)

1.3.	Overview of the Business Group

(As of June 30, 2023)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed
1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed
2nd Tier Subsidiaries	PT Bank KB Bukopin Tbk.(1)	Kookmin Bank	Listed (Overseas)
	Kookmin Bank Cambodia PLC.	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Bank Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	PRASAC Microfinance Institution PLC.	Kookmin Bank	Not listed (Overseas)
	KBFG Securities America Inc.	KB Securities	Not listed (Overseas)
	KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)
	Keystone-Hyundai Securities No. 1 Private Equity Fund(2)	KB Securities	Not listed
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)
	KB-TS Technology Venture Private Equity Fund	KB Securities	Not listed
	KB-Stonebridge Secondary Private Equity Fund	KB Securities	Not listed
	KB-SPROTT Renewable Private Equity Fund I	KB Securities	Not listed
	KB-SP Private Equity Fund IV	KB Securities	Not listed
	KB-NAU Special Situation Corporate Restructuring Private Equity Fund	KB Securities	Not listed
	KB Material and Parts Private Equity Fund I	KB Securities	Not listed
	KB FINA JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)

(As of June 30, 2023)
Type	Name of Company	Controlling Company	Remarks
	PT KB Valbury Sekuritas	KB Securities	Not listed (Overseas)
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB Sonbo CNS	KB Insurance	Not listed
	Leading Insurance Services, Inc.	KB Insurance	Not listed (Overseas)
	KBFG Insurance (China) Co., Ltd.(3)	KB Insurance	Not listed (Overseas)
	PT. KB Insurance Indonesia	KB Insurance	Not listed (Overseas)
	KB Golden Life Care Co., Ltd.	KB Insurance	Not listed
	KB Healthcare Co., Ltd.	KB Insurance	Not listed
	KB Credit Information Co., Ltd.	KB Kookmin Card	Not listed
	KB Daehan Specialized Bank PLC.	KB Kookmin Card	Not listed (Overseas)
	PT KB Finansia Multi Finance	KB Kookmin Card	Not listed (Overseas)
	KB J Capital Co., Ltd(4)	KB Kookmin Card	Not listed (Overseas)
	i-Finance Leasing Plc.	KB Kookmin Card	Not listed (Overseas)
	KB Life Partners Co., Ltd.	KB Life Insurance	Not listed
	KB Asset Management Singapore Pte. Ltd.	KB Asset Management	Not listed (Overseas)
	KBAM Shanghai Advisory Services Co., Ltd.	KB Asset Management	Not listed (Overseas)
	KB Co-investment Private Equity Fund I	KB Asset Management	Not listed
	KB Mezzanine Capital Private Equity Fund IV	KB Asset Management	Not listed
	KB KOLAO LEASING Co., Ltd.	KB Capital	Not listed (Overseas)
	PT Sunindo Kookmin Best Finance	KB Capital	Not listed (Overseas)
	KoFC Value-up Private Equity Fund	KB Investment	Not listed
	FineKB Private Equity Fund I	KB Investment	Not listed
	KB Bio Global Expansion Private Equity Fund I	KB Investment	Not listed
	KB-Badgers Future Mobility ESG Private Equity Fund I	KB Investment	Not listed
	PT KB Data Systems Indonesia	KB Data Systems	Not listed (Overseas)
3rd Tier Subsidiaries	PT Bukopin Finance	PT Bank KB Bukopin Tbk.	Not listed (Overseas)
	PT Bank Syariah Bukopin	PT Bank KB Bukopin Tbk.	Not listed (Overseas)
	PT KB Valbury Capital Management	PT KB Valbury Sekuritas	Not listed (Overseas)
	Mangrove Master Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)
	Mangrove Feeder Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)

Notes:	(1) Renamed to PT Bank KB Bukopin, Tbk. from PT Bank Bukopin, Tbk. on February 8, 2021.

(2) Currently undergoing liquidation.

(3) Renamed to KBFG Insurance (China) Co., Ltd. from LIG Insurance (China) Co., Ltd. on April 9, 2021.

(4) Renamed to KB J Capital Co., Ltd from J Fintech Co., Ltd on February 16, 2021.

1.4. Capital Structure

1.4.1. Common Shares

Changes in Capital

(As of June 30, 2023)		(Unit: Won, shares)
Date	Type	Number of Shares Issued or Cancelled	Par Value	Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	% increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	% increase in number of common shares: 8.22045%
December 12, 2019	Common Stock	2,303,617	5,000	—	Share Cancellation(1)
February 14, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
August 1, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
April 4, 2023	Common Stock	5,385,996	5,000	—	Share Cancellation(1)

Note:

(1) The cancelled shares constituted treasury shares acquired pursuant to a resolution of the board of directors of the Company within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

Number of Shares

(As of June 30, 2023)	(Unit: shares)
	Type
	Common Shares	Preferred Shares	Total	Remarks
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000	As specified in the Articles of Incorporation
Total Shares Issued (A)	418,111,537	—	418,111,537	—
Decrease in Number of Shares (B)	14,600,465	—	14,600,465	—
1. Capital Reduction	—	—	—	—
2. Cancellation	14,600,465	—	14,600,465	Treasury Shares
3. Redemption	—	—	—	—
4. Other	—	—	—	—
Shares Issued as of June 30, 2023 (C=A-B)	403,511,072	—	403,511,072	—
Treasury Shares (D)	19,262,733	—	19,262,733	—
Shares Outstanding (C-D)	384,248,339	—	384,248,339	—

Notes:

(1) The treasury shares above include five million treasury shares that the exchangeable bonds issued by the Company on June 30, 2020 can be exchanged for. Such treasury shares are currently deposited with Korea Securities Depositary and will be disposed upon the exercise of the exchange option of the exchangeable bonds. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on June 18, 2020.

(2) On July 25, 2023, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares and accordingly, the Company has been acquiring its treasury shares since August 2, 2023. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on July 25, 2023.

1.4.2. Voting Rights

(As of June 30, 2023)	(Unit: shares)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	403,511,072	—
	Preferred shares	—	—
Shares without voting rights	Common shares	19,262,733	Treasury shares
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	384,248,339	—
	Preferred shares	—	—

Notes:

(1) The treasury shares above include five million treasury shares that the exchangeable bonds issued by the Company on June 30, 2020 can be exchanged for. Such treasury shares are currently deposited with the Korea Securities Depositary and will be disposed upon the exercise of the exchange option of the exchangeable bonds.

(2) On February 7, 2023, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares and accordingly, the Company acquired its treasury shares from February 8, 2023 to March 29, 2023 and canceled such shares on April 4, 2023. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 29, 2023.

(3) On July 25, 2023, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares and accordingly, the Company has been acquiring its treasury shares since August 2, 2023. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on July 25, 2023.

1.5. Dividends

KB Financial Group aims to manage its CET1 target ratio at a minimum of around 13% (the regulatory requirement of 10.5% plus a management buffer of 250 bps), in order to meet the regulatory requirement of 10.5% even in the face of severe economic shocks and other macroeconomic variables, including fluctuations in exchange rates and interest rates.

In order to manage such CET1 target ratio, the Group plans to benchmark systemic growth indicators, such as nominal GDP growth rates, to set its mid-term goals for asset growth. However, the Group may modify such goals to better fulfill the Group’s public role and to attain sustainable growth in light of changes to the macroeconomic and regulatory environment, the importance and role of the financial industry, including banks, in the domestic economy, the Group’s public duty to maintain the stability of the social system, or the Group’s business objectives such as investments in new businesses or M&A initiatives.

Generally, the Group’s policy is to utilize the excess capital exceeding its target CET1 ratio of 13% to actively return value to its shareholders. Although the level of shareholder returns may vary depending on changes in the regulatory environment, volatility in the financial market, and the Group’s business objectives, the Group will strive to maximize its shareholder returns and shareholders’ value in every situation.

As a leading financial institution in Korea, KB Financial Group will strive to perform its public duties as a bank in times of need, such as stabilizing the financial system and supporting the soft landing of the economy during economic fluctuations. The Group will take into consideration the interests of various stakeholders, including shareholders, employees, consumers, and local communities, to achieve sustainable growth while also enhancing shareholder value.

Based on its solid fundamentals and the highest level of capital in the industry, the Group achieved a shareholder return rate of approximately 30%, including through share buybacks and cancellations. The Group plans to actively continue such progressive shareholder return policy.

KB Financial Group also plans to provide a stable payout to the shareholders, taking into consideration the global best practices for dividend stability by maintaining at least the previous year’s level of cash dividends while gradually expanding the dividend per share and engaging in share buybacks and cancellations. However, such plans may be modified depending on economic conditions, regulatory environment, or the Group’s business objectives.

		(Unit: in millions of Won, except per share amounts and percentages)
Items		January 1, 2023 to June 30, 2023(1)	January 1, 2022 to December 31, 2022(2)	January 1, 2021 to December 31, 2021(3)
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		2,996,687	4,394,830	4,409,543
(Consolidated) Earnings per share (Won)		7,530	10,955	11,134
Total cash dividends		391,934	1,149,421	1,145,525
Total stock dividends		—	—	—
(Consolidated) Cash dividend payout ratio (%)		13.1	26.0	26.0
Cash dividend yield (%)	Common shares	1.1	5.8	5.2
	—	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common shares	1,020	2,950	2,940
	—	—	—
Stock dividend per share	Common shares	—	—
	—	—	—

Notes:	(1) Includes a quarterly dividend amount of Won 195,967 million (Won 510 per common share) for the first quarter of fiscal year 2023, and a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the second quarter of fiscal year 2022.

(2) Includes a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the first quarter of fiscal year 2022, a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the second quarter of fiscal year 2022, and a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the third quarter of fiscal year 2022.

(3) Includes a quarterly dividend amount of Won 292,226 million (Won 750 per common share) in the second quarter of fiscal year 2021.

1.6. Amendments to the Articles of Incorporation

The Company’s Articles of Incorporation were most recently amended on March 24, 2023.

Date	Shareholder meeting through which the amendments were approved and ratified	Major changes	Notes
March 24, 2023	Annual General Meeting of Shareholders for Fiscal Year 2022	Establishment of: (i) the basis for determining the record date for the payment of dividends through a resolution of the Board of Directors, and (ii) an equal dividend payment policy with respect to shares in the same class, through the amendment of articles 10, 11, 15, 16, 17, 18, 19, 20, 49, 59, and 60	Establishment of the basis for determining the record date for the payment of dividends through a resolution of the Board of Directors
March 20, 2020	Annual General Meeting of Shareholders for Fiscal Year 2019	Establishment of the ESG Committee within the board of directors through the amendment of article 48	Establishment of the basis for creating a new committee within the board of directors
March 27, 2019	Annual General Meeting of Shareholders for Fiscal Year 2018	Establishment of the basis for electronic registration of shares and bonds, and modification of the processing activities of transfer agents through the amendment of articles 9, 16, 17, 19 and 22	Amendment to articles pursuant to the Act on Electronic Registration of Stocks, Bonds, Etc. (Effective as of September 2019)

2. Business

2.1. Results of Operations

			(Unit: in millions of Won)
	For the six months ended June 30, 2023	For the six months ended June 30, 2022	For the year ended December 31, 2022	For the year ended December 31, 2021
Net interest income	5,759,263	5,472,763	11,393,422	11,229,572
Interest income	13,997,243	8,999,760	20,787,577	15,210,878
Interest expense	(8,237,980)	(3,526,997)	(9,394,155)	(3,981,306)
Net fee and commission income	1,865,410	1,891,812	3,514,902	3,625,583
Fee and commission income	2,696,416	2,650,233	5,125,930	5,323,606
Fee and commission expense	(831,006)	(758,421)	(1,611,028)	(1,698,023)
Insurance service result	812,121	815,571	1,334,090	556,711
Insurance income	5,337,499	4,784,118	10,066,863	16,107,858
Insurance expense	(4,525,378)	(3,968,547)	(8,732,773)	(15,551,147)
Net gains on financial assets/liabilities at fair value through profit or loss	1,159,314	(1,198,796)	(1,133,475)	995,304
Other insurance finance income	(221,149)	655,752	897,441	—
Net other operating expenses	(718,208)	(754,156)	(2,268,465)	(1,923,567)
General and administrative expenses	(3,159,228)	(3,034,232)	(6,643,654)	(7,200,853)
Operating profit before provision for credit losses	5,497,523	3,848,714	7,094,261	7,282,750
Provision for credit losses	(1,319,485)	(475,543)	(1,847,775)	(1,185,133)
Net operating profit	4,178,038	3,373,171	5,246,486	6,097,617

Notes:	(1) Based on K-IFRS (on a consolidated basis).

(2) KB Financial Group’s results of operations for the six months ended June30, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. For comparison purposes, the figures for the six months ended June 30, 2022 and the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117. However, the figures for the year ended December 31, 2021 have not been restated retrospectively and are based on K-IFRS 1104 (Insurance Contracts). Accordingly, such figures may not be directly comparable with the figures for the six months ended June 30, 2022 and 2023 and the year ended December 31, 2022.

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

								(Unit: in millions of Won)
		For the six months ended June 30, 2023			For the year ended December 31, 2022			For the year ended December 31, 2021
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	333,226,924	2.48	45.10	333,078,280	1.27	47.87	309,428,469	0.74	49.09
	Certificate of deposit	8,356,755	4.04	1.13	5,511,822	2.35	0.79	3,618,303	0.87	0.57
	Borrowings	33,910,858	3.17	4.59	31,064,028	1.91	4.46	24,900,706	0.96	3.95
	Call money	1,449,425	3.45	0.20	1,314,525	2.02	0.19	1,324,902	0.65	0.21
	Debentures	56,273,747	3.27	7.62	58,290,290	2.39	8.38	57,214,310	1.82	9.08
	Others	22,479,213	4.17	3.04	20,866,612	2.34	3.00	20,305,205	0.84	3.22

Subtotal		455,696,922	2.74	61.68	450,125,557	1.52	64.69	416,791,895	0.91	66.12

Foreign Currency	Deposits	36,653,936	3.65	4.96	34,076,754	2.09	4.90	26,607,162	1.70	4.22
	Borrowings	24,652,245	3.56	3.34	22,970,783	1.90	3.30	12,976,574	1.16	2.06
	Call money	1,920,208	3.04	0.26	1,572,913	1.87	0.23	995,957	0.75	0.16
	Debentures	12,961,820	3.05	1.75	11,978,139	2.09	1.72	8,544,738	1.49	1.36
	Others	1,055,372	3.39	0.15	1,685,165	1.46	0.24	2,029,862	0.82	0.32

Subtotal		77,243,581	3.50	10.46	72,283,754	2.01	10.39	51,154,293	1.47	8.12

Others	Total shareholders’ equity	93,835,535	—	12.70	67,612,953	—	9.72	46,705,724	—	7.41
	Allowances	1,025,133	—	0.14	1,128,687	—	0.16	1,040,835	—	0.17
	Others	111,013,278	—	15.02	104,628,576	—	15.04	114,646,087	—	18.18

Subtotal		205,873,946	—	27.86	173,370,216	—	24.92	162,392,646	—	25.76

Total		738,814,449	—	100.00	695,779,527	—	100.00	630,338,834	—	100.00

Notes:	(1) Based on K-IFRS (on a consolidated basis).

(2) The figures for the six months ended June 30, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. The figures for the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117. However, the figures for the year ended December 31, 2021 have not been restated retrospectively and are based on K-IFRS 1104 (Insurance Contracts). Accordingly, such figures may not be directly comparable with the figures for the six months ended June 30, 2023 and the year ended December 31, 2022.

2.2.2.	Uses of Funds

								(Unit: in millions of Won)
		For the six months ended June 30, 2023			For the year ended December 31, 2022			For the year ended December 31, 2021
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	16,401,577	0.95	2.22	16,038,688	0.63	2.31	15,212,672	0.30	2.41
	Securities	198,808,898	2.46	26.91	166,950,909	1.17	23.99	147,320,309	1.31	23.37
	Loans	366,405,873	4.73	49.59	361,188,713	3.51	51.91	340,131,319	2.80	53.96
	Guarantee payments under payment guarantee	3,432	0.33	—	6,891	0.19	—	5,053	1.31	—
	Call loan	222,065	3.60	0.03	694,196	2.02	0.10	695,721	0.67	0.11
	Private placement corporate bonds	1,139,474	3.31	0.15	828,547	3.43	0.12	882,497	3.02	0.14
	Credit cards	22,642,137	7.80	3.06	22,069,290	6.94	3.17	19,862,308	7.09	3.15
	Others	3,500,433	16.27	0.48	4,438,987	9.45	0.64	4,193,384	6.53	0.67
	Allowance	(3,345,855)	—	(0.45)	(2,814,578)	—	(0.40)	(2,480,441)	—	(0.39)

Subtotal		605,778,034	4.09	81.99	569,401,643	2.94	81.84	525,822,822	2.51	83.42

Foreign Currency	Due from banks	9,241,891	2.00	1.25	9,239,891	0.76	1.33	6,868,969	0.38	1.09
	Securities	26,904,173	3.93	3.64	20,610,143	1.81	2.96	16,052,962	3.90	2.55
	Loans	39,568,585	6.80	5.36	37,267,941	5.32	5.36	26,409,776	5.05	4.19
	Call loan	6,986,972	4.20	0.95	8,829,592	2.12	1.27	3,275,072	0.45	0.52
	Bills bought	2,162,045	5.36	0.29	2,541,838	2.32	0.37	1,940,984	0.73	0.31
	Allowance	(1,335,578)	—	(0.18)	(1,021,192)	—	(0.15)	(978,088)	—	(0.16)
	Others	3,098,076	—	0.42	2,248,320	—	0.32	2,229,707	—	0.35

Subtotal		86,626,164	5.07	11.73	79,716,533	3.38	11.46	55,799,382	3.63	8.85

Others	Cash	1,712,643	—	0.23	1,831,093	—	0.26	1,917,967	—	0.30
	Fixed assets held for business	8,716,897	—	1.18	8,077,249	—	1.16	8,130,268	—	1.29
	Others	35,980,711	—	4.87	36,753,009	—	5.28	38,668,395	—	6.14

Subtotal		46,410,251	—	6.28	46,661,351	—	6.70	48,716,630	—	7.73

Total		738,814,449	—	100.00	695,779,527	—	100.00	630,338,834	—	100.00

Notes:	(1) Based on K-IFRS (on a consolidated basis).

(2) The figures for the six months ended June 30, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. The figures for the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117. However, the figures for the year ended December 31, 2021 have not been restated retrospectively and are based on K-IFRS 1104 (Insurance Contracts). Accordingly, such figures may not be directly comparable with the figures for the six months ended June 30, 2023 and the year ended December 31, 2022.

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group		(Unit: in billions of Won, except percentages)

	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
Total capital (A)	52,757	48,970	45,883
Risk-weighted assets (B)	311,221	302,984	290,914
BIS ratio (A/B)	16.95%	16.16%	15.77%

Notes:	(1) Calculated in accordance with Basel III.
(2) The figures as of June 30, 2023 are preliminary.

Kookmin Bank		(Unit: in billions of Won, except percentages)

	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
Total capital (A)	38,503	36,233	35,572
Risk-weighted assets (B)	208,706	207,558	203,569
BIS ratio (A/B)	18.45%	17.46%	17.47%

Notes:	(1) Calculated in accordance with Basel III.

KB Securities Co., Ltd.		(Unit: in billions of Won, except percentages)

	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
Net operating capital (A)	4,793	4,554	3,982
Total amount at risk (B)	2,790	2,655	2,072
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,492.29%	1,414.74%	1,422.34%
Capital surplus (A-B)	2,003	1,899	1,909

KB Insurance Co., Ltd.		(Unit: in billions of Won, except percentages)

	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
Available capital (A)	11,159	4,608	4,349
Required capital (B)	5,733	2,684	2,424
Capital Adequacy ratio (A/B)(2)	193.96%	171.66%	179.39%

Notes:	(1) The figures as of June 30, 2023 are preliminary.

(2) Pursuant to the change in capital adequacy system from the Risk-Based Capital (“RBC”) system to the Korean Insurance Capital Standard (“K-ICS”) system, the capital adequacy ratio as of June 30, 2023 was calculated based on the K-ICS method, whereas the figures as of December 31, 2022 and December 31, 2021 were calculated based on the RBC method.

2.3.2.	Overseas Credit Ratings

(As of June 30, 2023)
Rating Company	Moody’s		S&P
Type	Long-term	Short-term	Long-term	Short-term
Credit Rating	A1	P-1	A	A-1

2.3.3.	Domestic Credit Ratings

Date of Rating	Type	Credit Rating	Rating Company (Rating Range)

1/12/2021	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/3/2021	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/19/2021	Debentures	AAA	KIS Ratings (AAA ~ D)

2/22/2021	Debentures	AAA	Korea Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

5/14/2021	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/25/2021	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

9/24/2021	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

1/27/2022	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D)

1/28/2022	Contingent Convertible Bonds	AA-	NICE Investors Service (AAA ~ D)

4/29/2022	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/2/2022	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/20/2022	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

8/16/2022	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

1/19/2023	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2.3.4.	Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Subsidiary	Date of Retirement	Number of Retired Persons
Kookmin Bank	January 28, 2019	615
	January 20, 2020	462
	January 30, 2021	800
	January 21, 2022	674
	January 18, 2023	713

2.3.5.	Other Factors Affecting the Group’s Financial Condition and Results of Operations

The economic outlook for Korea and its financial services sector in 2023 and for the foreseeable future remains highly uncertain as a result of, among others, (i) volatile conditions in the Korean and global economies and financial markets resulting from interest and exchange rate fluctuations, lower consumer confidence, stock market and real estate market volatility and changes in fiscal and monetary policies, and (ii) adverse conditions in the Korean and global economies and financial markets resulting from Russia’s invasion of Ukraine and its effects on global commodity prices, as well as difficulties faced by certain banks in the United States.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1.	Consolidated Statements of Financial Position

			(Unit: in millions of Won)
	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
Cash and due from financial institutions	31,610,850	32,474,750	31,009,374
Financial assets at fair value through profit or loss	74,604,619	70,092,497	66,005,815
Derivative financial assets	8,195,304	9,446,580	3,721,370
Loans measured at amortized cost	434,953,555	433,038,931	417,900,273
Financial investments	116,969,558	115,452,659	104,847,871
Investments in associates and joint ventures	666,893	682,670	448,718
Insurance assets	189,214	83,304	—
Reinsurance assets	1,529,427	1,495,966	—
Property and equipment	4,956,129	4,991,467	5,239,898
Investment property	3,505,583	3,148,340	2,514,944
Intangible assets	1,956,545	1,858,470	3,266,357
Net defined benefit assets	468,642	478,934	100,083
Current income tax assets	242,981	204,690	98,798
Deferred income tax assets	271,776	188,372	159,093
Assets held for sale	228,811	211,758	237,318
Assets of a disposal group held for sale	—	—	171,749
Other assets	25,967,859	14,815,438	28,174,173
Total assets	706,317,746	688,664,826	663,895,834
Financial liabilities at fair value through profit or loss	12,044,419	12,271,604	12,088,980
Derivative financial liabilities	7,999,757	9,509,769	3,682,258
Deposits	396,081,606	393,928,904	372,023,918
Borrowings	69,261,997	71,717,366	56,912,374
Debentures	68,260,644	68,698,203	67,430,188
Insurance contract liabilities	46,840,867	45,920,012	57,165,936
Reinsurance contract liabilities	33,791	31,728	—
Provisions	978,309	933,701	808,604
Net defined benefit liabilities	112,351	85,745	225,521
Current income tax liabilities	507,874	998,681	662,672
Deferred income tax liabilities	2,044,588	1,574,954	1,470,981
Other liabilities	44,446,638	28,849,911	43,130,482

Total liabilities	648,612,841	634,520,578	615,601,914

	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
Equity attributable to shareholders of the parent company	55,670,465	52,864,146	47,460,582
Share capital	2,090,558	2,090,558	2,090,558
Hybrid securities	5,032,803	4,434,251	2,838,221
Capital surplus	16,649,233	16,940,731	16,940,231
Accumulated other comprehensive income (loss)	1,910,088	1,312,522	1,047,274
Accumulated other comprehensive income relating to assets of a disposal group held for sale	—	—	7,671
Retained earnings	30,853,620	28,922,272	25,672,815
Treasury shares	(865,837)	(836,188)	(1,136,188)
Non-controlling interests	2,034,440	1,280,102	833,338
Total equity	57,704,905	54,144,248	48,293,920

Total liabilities and equity	706,317,746	688,664,826	663,895,834

Notes:	(1)	The figures as of June 30, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), and the figures as of December 31, 2022 have been restated retrospectively to reflect the application of K-IFRS 1117.
	(2)	The figures as of December 31, 2021 are based on K-IFRS 1104 (Insurance Contracts). Accordingly, such figures may not be directly comparable with the figures as of June 30, 2023 and December 31, 2022.

3.1.2.	Consolidated Statements of Comprehensive Income

		(Unit: in millions of Won, except per share amounts)

	For the six months ended June 30, 2023	For the six months ended June 30, 2022	For the year ended December 31, 2022	For the year ended December 31, 2021
Net interest income	5,759,263	5,472,763	11,393,422	11,229,572
Interest income	13,997,243	8,999,760	20,787,577	15,210,878
Interest income from financial instruments at fair value through other comprehensive income and amortized cost	13,311,319	8,594,390	19,841,175	14,620,490
Interest income from financial instruments at fair value through profit or loss	674,626	396,149	929,735	590,388
Insurance finance interest income	11,298	9,221	16,665	—
Interest expense	(8,237,980)	(3,526,997)	(9,394,155)	(3,981,306)
Interest expense	(7,368,295)	(2,709,030)	(7,776,631)	(3,981,306)
Insurance finance interest expense	(869,684)	(775,843)	(1,617,524)	—
Net fee and commission income	1,865,410	1,891,812	3,514,902	3,625,583
Fee and commission income	2,696,416	2,650,233	5,125,930	5,323,606
Fee and commission expense	(831,006)	(758,421)	(1,611,028)	(1,698,023)
Insurance service result	812,121	815,571	1,334,090	556,711
Insurance income	5,337,499	4,784,118	10,066,863	16,107,858
Insurance income	5,061,978	4,641,295	9,544,474	16,107,858
Reinsurance income	275,521	142,823	522,389	—
Insurance expense	(4,525,378)	(3,968,547)	(8,732,773)	(15,551,147)
Insurance service expense	(4,120,869)	(3,613,984)	(7,961,019)	(15,551,147)
Reinsurance expense	(404,509)	(354,563)	(771,754)	—
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,159,314	(1,198,796)	(1,133,475)	995,304
Net gains (losses) on financial instruments at fair value through profit or loss before applying overlay approach	1,159,314	(1,198,796)	(1,133,475)	1,160,981
Losses on overlay adjustments	—	—	—	(165,677)
Other insurance finance income (expenses) from contract held	(221,149)	655,752	897,441	—
Net other operating expenses	(718,208)	(754,156)	(2,268,465)	(1,923,567)
General and administrative expenses	(3,159,228)	(3,034,232)	(6,643,654)	(7,200,853)
Operating income before provision for credit losses	5,497,523	3,848,714	7,094,261	7,282,750
Provision for credit losses	(1,319,485)	(475,543)	(1,847,775)	(1,185,133)
Net operating income	4,178,038	3,373,171	5,246,486	6,097,617

	For the six months ended June 30, 2023	For the six months ended June 30, 2022	For the year ended December 31, 2022	For the year ended December 31, 2021
Net non-operating income (expenses)	(188,514)	201,928	160,569	(16,011)
Share of profit (loss) of associates and joint ventures	4,449	(19,859)	(28,755)	93,526
Net other non-operating income (expenses)	(192,963)	221,787	189,324	(109,537)
Profit before income tax expense	3,989,524	3,575,099	5,407,055	6,081,606
Income tax expense	(985,539)	(889,079)	(1,506,961)	(1,697,225)
Profit for the period	3,003,985	2,686,020	3,900,094	4,384,381
Other comprehensive income (loss) for the period, net of tax	633,641	(108,402)	146,661	222,758
Items that will not be reclassified to profit or loss:	(54,018)	(741,779)	60,938	871,654
Remeasurements of net defined benefit liabilities	9,940	(31,712)	239,701	(45,510)
Share of other comprehensive income (loss) of associates and joint ventures	(2)	(2)	183	51
Gains (losses) on equity securities at fair value through other comprehensive income	(13,371)	(717,299)	(217,801)	903,398
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk	(50,585)	7,234	38,855	13,715
Items that may be reclassified subsequently to profit or loss:	687,659	633,377	85,723	(648,896)
Currency translation differences	91,958	265,794	165,568	255,907
Gains (losses) on debt securities at fair value through other comprehensive income	826,524	(4,673,299)	(6,057,152)	(924,698)
Share of other comprehensive income (loss) of associates and joint ventures	(1,181)	23	(545)	498
Gains (losses) on cash flow hedging instruments	(14,232)	21,231	26,168	20,864
Losses on hedging instruments of net investments in foreign operations	(39,396)	(95,983)	(79,085)	(57,935)
Insurance finance income (expenses)	(176,014)	5,115,611	6,030,769	—
Other comprehensive losses arising from separate accounts	—	—	—	(63,814)
Gains on overlay adjustment	—	—	—	120,282
Total comprehensive income for the period	3,637,626	2,577,618	4,046,755	4,607,139
Profit attributable to:	3,003,985	2,686,020	3,900,094	4,384,381
Shareholders of the parent company	2,996,687	2,670,523	4,121,685	4,409,543
Non-controlling interests	7,298	15,497	(221,591)	(25,162)

	For the six months ended June 30, 2023	For the six months ended June 30, 2022	For the year ended December 31, 2022	For the year ended December 31, 2021
Total comprehensive income for the period attributable to:	3,637,626	2,577,618	4,046,755	4,607,139
Shareholders of the parent company	3,620,720	2,546,532	4,254,807	4,610,549
Non-controlling interests	16,906	31,086	(208,052)	(3,410)
Earnings per share
Basic earnings per share (Won)	7,530	6,723	10,254	11,134
Diluted earnings per share (Won)	7,360	6,572	10,021	10,890

Notes:	(1)	The figures for the six months ended June 30, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), and the figures for the six months ended June 30, 2022 and the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117.
	(2)	The figures for the year ended December 31, 2021 are based on K-IFRS 1104 (Insurance Contracts). Accordingly, such figures may not be directly comparable with the figures for the six months ended June 30, 2023 and 2022 and the year ended December 31, 2022.

3.2.	Separate Financial Information

3.2.1.	Separate Statements of Financial Position

			(Unit: in millions of Won)
	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
Cash and due from financial institutions	1,202,390	351,056	608,076
Financial assets at fair value through profit or loss	1,548,931	1,522,314	440,760
Loans measured at amortized cost	522,326	522,326	249,128
Investments in subsidiaries	26,717,817	26,741,438	26,741,438
Property and equipment	2,627	3,552	4,444
Intangible assets	15,505	16,752	16,673
Net defined benefit assets	3,532	4,288	221
Deferred income tax assets	11,574	19,904	5,583
Other assets	669,530	1,272,197	805,056

Total assets	30,694,232	30,453,827	28,871,379

Debentures	4,169,434	4,956,949	5,552,791
Current income tax liabilities	463,881	926,573	570,519
Other liabilities	195,516	338,489	235,095

Total liabilities	4,828,831	6,222,011	6,358,405

Share capital	2,090,558	2,090,558	2,090,558
Hybrid securities	5,032,518	4,433,981	2,837,981
Capital surplus	14,754,747	14,754,747	14,754,747
Accumulated other comprehensive loss	(5,822)	(5,847)	(8,330)
Retained earnings	4,859,237	3,794,565	3,974,206
Treasury Shares	(865,837)	(836,188)	(1,136,188)

Total equity	25,865,401	24,231,816	22,512,974

Total liabilities and equity	30,694,232	30,453,827	28,871,379

3.2.2.	Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	For the six months ended June 30, 2023	For the six months ended June 30, 2022	For the year ended December 31, 2022	For the year ended December 31, 2021
Net interest expense	(33,434)	(47,107)	(92,951)	(111,077)
Interest income	18,149	7,485	19,402	9,392
Interest income from financial instruments at amortized cost	16,351	6,165	16,525	6,548
Interest income from financial instruments at fair value through profit or loss	1,798	1,320	2,877	2,844
Interest expense	(51,583)	(54,592)	(112,353)	(120,469)
Net fee and commission expense	(4,336)	(4,135)	(8,686)	(8,157)
Fee and commission income	781	1,159	3,399	975
Fee and commission expense	(5,117)	(5,294)	(12,085)	(9,132)
Net gains (losses) on financial assets at fair value through profit or loss	51,670	(16,860)	(11,794)	20,250
Net other operating income	2,192,380	1,671,224	1,871,224	1,620,238
General and administrative expenses	(45,881)	(41,646)	(89,149)	(85,417)
Operating profit before provision for credit losses	2,160,399	1,561,476	1,668,644	1,435,837
Reversal of provision for credit losses	(7)	(2)	(303)	(417)
Operating profit	2,160,392	1,561,474	1,668,341	1,435,420
Net non-operating income (expense)	4,406	(435)	908	1,165
Profit before income tax	2,164,798	1,561,039	1,669,249	1,436,585
Income tax income (expense)	(8,321)	8,644	15,263	2,281
Profit for the year	2,156,477	1,569,683	1,684,512	1,438,866
Other comprehensive income (loss) for the year, net of tax	25	(281)	2,483	(298)
Items that will not be reclassified to profit or loss:	25	(281)	2,483	(298)
Remeasurements of net defined benefit liabilities	25	(281)	2,483	(298)
Total comprehensive income for the year	2,156,502	1,569,402	1,686,995	1,438,568
Earnings per share
Basic earnings per share (Won)	5,354	3,897	3,999	3,509
Diluted earnings per share (Won)	5,234	3,811	3,912	3,436

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in millions of Won, except percentages)
	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
Current assets in Won (A)	1,946,491	959,935	713,908
Current liabilities in Won (B)	334,642	592,727	317,184
Liquidity ratio (A/B)	581.66%	161.95%	225.08%

Notes:	(1) Based on K-IFRS (on a separate basis).
(2)	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2.	Profitability Ratios

			(Unit: %)
	For the six months ended June 30, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Net income as a percentage of average total assets (ROA)	0.87	0.60	0.69
Net income as a percentage of average shareholders’ equity (ROE)	11.12	9.24	9.80

Note:	Based on K-IFRS (on a consolidated basis).

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower (As of June 30, 2023)

(Unit: in billions of Won)
Company	Credit Extended
LG Display Co., Ltd.	2,200
KB Kookmin Card Co., Ltd.	1,277
HD Hyundai Heavy Industries Co., Ltd.	1,271
Samsung Heavy Industries Co., Ltd.	1,150
E-MART Inc.	1,137
Samsung Electronics Co., Ltd.	1,125
SK Inc	998
Strada Holdco L.P.	949
SK on Co., Ltd.	848
POSCO International Corporation	835
Samsung SDI Co., Ltd.	818
Bank of Communication	810
Hyundai Steel Co., Ltd.	806
GS Caltex Corporation	786
Hyundai Samho Heavy Industries Co.,Ltd.	746
Hyundai Motor Company	741
SK hynix Inc.	710
LS MnM Inc.	700
Shinhan Card Co., Ltd.	689
Hanwha Ocean Co., Ltd.	668

Total	19,264

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group (As of June 30, 2023)

(Unit: in billions of Won)
Group	Credit Extended
SK	6,137
Samsung	4,491
Hyundai Motor	4,451
LG	4,237
HD Hyundai (former Hyundai Heavy Industries)	3,488
Lotte	3,298
Hanwha	2,019
POSCO	1,840
Shinsegae	1,587
GS	1,553

Total	33,100

3.3.5.	Kookmin Bank’s Loan Concentration by Industry (As of June 30, 2023)

	(Unit: in billions of Won, except percentages)
Industry	Total Credit	Percentage of Total Credit
Manufacturing	55,243	27.2
Construction	4,431	2.2
Real estate activities	49,519	24.4
Wholesale and retail trade	30,177	14.9
Accommodation and food service activities	10,435	5.1
Financial activities	7,534	3.7
Others	45,451	22.4

Total	202,789	100.0

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank (As of June 30, 2023)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Construction	40.1	39.3
Borrower B	Wholesale and retail trade	17.4	15.5
Borrower C	Manufacturing	10.1	4.3
Borrower D	Manufacturing	8.3	2.9
Borrower E	Real estate activities	15.9	8.9
Borrower F	Real estate activities	7.8	0.8
Borrower G	Human health and social work activities	7.4	3.9
Borrower H	Manufacturing	7.0	3.1
Borrower I	Manufacturing	6.8	3.9
Borrower J	Accommodation and food service activities	5.6	0.2
Borrower K	Manufacturing	5.3	3.2
Borrower L	Human health and social work activities	5.0	3.5
Borrower M	Wholesale and retail trade	4.4	1.5
Borrower N	Manufacturing	4.4	3.3
Borrower O	Membership organizations, repair and other personal services	4.1	1.0
Borrower P	Construction	4.0	3.1
Borrower Q	Accommodation and food service activities	3.8	0.2
Borrower R	Wholesale and retail trade	3.7	0.0
Borrower S	Real estate activities	3.7	0.2
Borrower T	Manufacturing	3.6	3.6

—	—	168.2	102.4

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Agreed Per Contract(1)		Actual(2)
			Compensation(3)	Estimated Hours	Compensation(3)	Accrued Hours
January 1 to June 30, 2023	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,264	11,675	614	3,079
January 1 to December 31, 2022	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,291	11,364	1,291	11,028
January 1 to December 31, 2021	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,261	11,364	1,261	11,451

Notes:	(1)	Total compensation and estimated hours are established at the time of the execution of the audit and review services contract.
	(2)	Actual compensation and hours are accrued from January 1 of each applicable year to the date of the audit or review report issued during such year.
	(3)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation(1)
January 1 to June 30, 2023	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2023 to April 30, 2024	784
January 1 to December 31, 2022	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2022 to April 30, 2023	697
January 1 to December 31, 2021	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2021 to April 30, 2022	681

Note:	(1) Total compensation (excluding value-added taxes) is established at the time of the execution of the audit and review services contract.

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission under the Financial Services Commission had designated KPMG Samjong Accounting Corp. as the external auditor for the Company for the fiscal years ended December 31, 2020, 2021 and 2022. Following the end of KPMG Samjong Accounting Corp.’s designated period as the auditor, the Company selected Samil PricewaterhouseCoopers to be its new external auditor for the fiscal years ending December 31, 2023, 2024 and 2025, in accordance with the criteria and processes set forth by relevant laws and regulations. As such, the external auditor for the Company and its subsidiaries for the fiscal year ending December 31, 2023 is Samil PricewaterhouseCoopers.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of June 30, 2023, our board of directors consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation and Compensation Committee;

•	ESG Committee;

•	Non-Executive Director Nominating Committee;

•	CEO Nominating Committee;

•	Subsidiaries’ CEO Director Nominating Committee; and

•	Audit Committee Member Nominating Committee (ad hoc committee).

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The Audit Committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

The following table shows a list of audit committee requirements under Articles 415-2 and 542-11 of the Commercial Act and how we fulfill each requirement as of June 30, 2023.

The Commercial Act Requirements	KB Financial Group
The Audit Committee must consist of three or more directors.	We have four Audit Committee members.

At least two-thirds of the Audit Committee members must be non-executive directors.	All four Audit Committee members, including the chairman of the committee, are non-executive directors.
The chairman of the Audit Committee must be a non-executive director.

At least one Audit Committee member must be an accounting or financial expert.	Two Audit Committee members (Whajoon Cho, Kyung Ho Kim) are accounting or financial experts.

5.3.	Compensation to Directors

5.3.1.	Total Amount of Compensation Approved at the Annual General Meeting of Shareholders

	(Unit: in millions of Won)
	Total number of persons(1)	Total compensation approved at shareholders’ meeting(2)	Notes
Registered Directors (Non-executive directors)	9 (7)	3,000	—

Notes: (1)	Represents the total number of applicable persons as of June 30, 2023.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term performance-based stock grants.

5.3.2. Total Amount of Compensation Paid

(As of June 30, 2023)	(Unit: in millions of Won)
Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
9	972	108	—

Notes: (1)	Represents the total number of applicable persons as of June 30, 2023.
(2)	Represents the total amount paid (rounded to the nearest million) for the six months ended June 30, 2023.
(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
(4)	Represents (i) the total amount paid (rounded to the nearest million) for the six months ended June 30, 2023, divided by (ii) the number of applicable persons for the applicable reporting period.

5.3.3. Compensation Breakdown

(As of June 30, 2023)			(Unit: in millions of Won)

	Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
Registered Directors (excluding non-executive directors and Audit Committee members)	2	645	323	—
Non-executive Directors (excluding Audit Committee members)	3	92	36	—
Audit Committee members	4	235	53	—
Internal Auditor	—	—	—	—

Notes: (1)	Represents the total number of applicable persons as of June 30, 2023.
(2)	Represents the total amount paid (rounded to the nearest million) for the six months ended June 30, 2023.
(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
(4)	Represents (i) the total amount paid (rounded to the nearest million) for the six months ended June 30, 2023, divided by (ii) the number of applicable persons for the applicable reporting period.

5.4.	Top 5 Highest-Paid Individuals

5.4.1	Compensation exceeding Won 500 million – Individual basis

(As of June 30, 2023)			(Unit: in millions of Won)

Name	Position	Total Amount	Deferred Compensation(1)
Jong Hee Yang	Vice Chairman	969

- Deferred short-term performance-based payment, the amount of which corresponds to a total of 4,792 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 6,557 shares.

Jong Kyoo Yoon	Chairman & CEO	645

- Deferred short-term performance-based payment, the amount of which corresponds to a total of 11,350 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 9,378 shares.

- Long-term performance-based payment (22,712 shares per year), the amount of which will be finalized at a future date pursuant to a performance evaluation over a three-year period from November 21, 2020 to November 20, 2023.

Dong Whan Han	Senior Executive Vice President	555

- Deferred short-term performance-based payment, the amount of which corresponds to a total of 4,068 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 5,682 shares.

Note: (1)	The actual payment amount will be finalized based on the market value of our shares at the time of payment.

5.4.2 Calculation criteria and method of compensation

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method
Jong Hee Yang	Earned income	Salary	230

- A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined based on his position and responsibilities pursuant to our internal policy regarding executive officers. (This amount includes allowances for business expenses of Won 30 million.)

		Bonus	735

- The bonus paid in 2023 consisted of Won 234 million in short-term performance-based compensation pursuant to a performance evaluation for 2022 and Won 501 million in long-term performance-based compensation pursuant to a performance evaluation for 2021 and 2022.

- The short-term performance evaluation index for 2022 consisted of financial results linked to his role as a Vice Chairman and as the head of the Group’s digital business and IT business, as well as non-financial results linked to certain management tasks. The amount of the short-term incentive payment was determined by the Evaluation and Compensation Committee, based on a comprehensive evaluation and is within the range of 0%-120% of his base salary.

- With respect to the financial results for 2022, his major achievements included (i) the Group’s flagship digital platform exceeding 10 million monthly active users (MAU), and (ii) his efforts in strengthening the Group’s digital and IT competitiveness.

- With respect to non-financial results, his major achievements included (i) enhancing the IT synergies within the Group, (ii) implementing data-based marketing by utilizing customer segments, and (iii) contributing to strengthening the competencies of the Group’s financial and non-financial platforms.

- The long-term performance evaluation index consisted of a relative total shareholder return, as well as the performance results linked to his role as a Vice Chairman and as the head of Group’s digital business and IT business. The amount of the long-term incentive payment was determined by a comprehensive evaluation based on his achievements of each indexes and is within the range of 0%-100% of his base salary.

- With respect to the financial results for long-term performance evaluation, the relative total shareholder return was calculated by measuring the increase in the Company’s share price relative to the average increase in the share price of competitors for each evaluation period, while the other items were calculated by averaging each year’s results.

		Stock options	—	- Not applicable
		Other earned income	4	- Welfare benefits
	Retirement income		—	- Not applicable
	Other income		—	- Not applicable

Jong Kyoo Yoon	Earned income	Salary	450

- A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined by a resolution of the Evaluation and Compensation Committee within the limit of the total amount of compensation approved at the shareholders’ meeting. (This amount includes allowances for business expenses of Won 200 million.)

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method

		Bonus	196

- The bonus paid in 2023 consisted of Won 196 million in short-term performance-based compensation paid as an upfront lump sum payment pursuant to a performance evaluation for 2022.

- The short-term performance evaluation index for 2022 consisted of financial results (e.g., ROE, total operating income, net profit from non-banking businesses, comprehensive NPL ratio, RAROC, Tier 1 ratio, CIR), as well as non-financial results (e.g., improving the core competitiveness of the Group, expanding global and new businesses, innovating the financial platform, leading sustainable growth by enhancing asset quality, ESG and internal control, and cultivating an open and creative organizational structure). The amount of the short-term incentive payment is determined by the Evaluation and Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-100% of the base salary.

- With respect to financial results, the Group’s net profit for 2022 was Won 4,394.8 billion, primarily due to a solid growth in core earnings, and well-managed asset quality (e.g. comprehensive NPL ratio). Such results were considered, among others, to be major achievements reflected in the performance evaluation.

- With respect to non-financial results, the major achievements considered included (i) strengthening the competencies of the Group’s core businesses and optimizing its business portfolio, (ii) enhancing the efficiency of the Group’s business line and optimizing its costs, and (iii) strengthening the competencies and market dominance of the Group’s non-banking operations and (iv) solidifying the Group’s position as a leading financial group in ESG management.

		Stock options	—	- Not applicable
		Other earned income	—	- Not applicable
	Retirement income		—	- Not applicable
	Other income		—	- Not applicable

Dong Whan Han	Earned income	Salary	130

- A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined based on his position and responsibilities pursuant to our internal policy regarding executive officers.

Name	Compensation Type	Total Compensation (in millions of Won)	Calculation Criteria and Method

	Bonus	415

- The bonus paid in 2023 consisted of Won 126 million in short-term performance-based compensation pursuant to a performance evaluation for 2022 and Won 290 million in long-term performance-based compensation pursuant to a performance evaluation for 2021 and 2022.

- The short-term performance evaluation index for 2022 consisted of non-financial results linked his role as the Head of KB Research and certain management tasks. The amount of the short-term incentive payment was determined by the Evaluation and Compensation Committee, based on a comprehensive evaluation and is within the range of 0%-120% of his base salary.

- With respect to non-financial results, his major achievements included (i) carrying out research tasks with the goal of securing core competencies of the Group and its subsidiaries, (ii) analyzing the global financial environment and the domestic and foreign macroeconomic environment, and (iii) swiftly sharing research reports within the Group to achieve our “One-Firm KB” goal and (iv) strengthening the role of the “Knowledge Hub”.

- The long-term performance evaluation index consisted of a relative total shareholder return, as well as the performance results linked to his role as a Vice Chairman and as the head of Group’s digital business and IT business. The amount of the long-term incentive payment was determined by a comprehensive evaluation based on his achievements of each indices and is within the range of 0%-100% of his base salary.

- With respect to the financial results for long-term performance evaluation, the relative total shareholder return was calculated by measuring the increase in the Company’s share price relative to the average increase in the share price of competitors for each evaluation period, while the other items were calculated by averaging each year’s results.

	Stock options	—	- Not applicable
	Other earned income	10	- Welfare benefits
	Retirement income	—	- Not applicable
	Other income	—	- Not applicable

5.5.	Affiliated Companies

5.5.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of June 30, 2023 are as follows.

1)	Kookmin Bank (100.00%)

2)	KB Securities Co., Ltd. (100.00%)

3)	KB Insurance Co., Ltd. (100.00%)

4)	KB Kookmin Card Co., Ltd. (100.00%)

5)	KB Life Insurance Co., Ltd. (100.00%)

6)	KB Asset Management Co., Ltd. (100.00%)

7)	KB Capital Co., Ltd. (100.00%)

8)	KB Real Estate Trust Co., Ltd. (100.00%)

9)	KB Savings Bank Co., Ltd. (100.00%)

10)	KB Investment Co., Ltd. (100.00%)

11)	KB Data Systems Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of June 30, 2023, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of June 30, 2023 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	21,000	November 20, 2023

6.2.	Non-standing Directors

As of June 30, 2023, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of June 30, 2023 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term(1)
Jae Keun Lee	May 1966	Non-standing Director	1,119	March 24, 2024

Note: (1)	The date designated as Mr. Jae Keun Lee’s end of term is the date of the annual general meeting of shareholders for fiscal year 2023, which is expected be held in March 2024.

6.3.	Non-executive Directors

As of June 30, 2023, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of June 30, 2023 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Kyung Ho Kim	December 1954	Non-executive Director	—	March 23, 2024
Seon-joo Kwon	November 1956	Non-executive Director	—	March 24, 2024
Whajoon Cho	February 1957	Non-executive Director	—	March 23, 2025
Gyutaeg Oh	February 1959	Non-executive Director	—	March 23, 2024
Jungsung Yeo	April 1960	Non-executive Director	—	March 23, 2025
Jaehong Choi	August 1962	Non-executive Director	—	March 24, 2024
Sung-Yong Kim	March 1966	Non-executive Director	—	March 23, 2025

6.4.	Senior Management

Members of our senior management as of June 30, 2023 are as follows.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Jong Hee Yang	June 1961	Vice Chairman and Head of Retail Customer / Wealth Management & Pension / Small & Medium Enterprise Business Units	914	December 31, 2023
Yin Hur	December 1961	Vice Chairman and Head of Global / Insurance Business Units	13,506	December 31, 2023
Dong Cheol Lee	October 1961	Vice Chairman and Head of Digital / IT Business Units	3,325	December 31, 2023
Scott Y.H. Seo	March 1966	Senior Managing Director and Chief Finance Officer	—	December 31, 2023
Cheal Soo Choi	October 1966	Senior Executive Vice President and Chief Risk Management Officer	4	December 31, 2024
Dong Whan Han	January 1965	Senior Executive Vice President and Head of KB Research	1,100	December 31, 2023
Se Min Kim	January 1971	Senior Managing Director and Chief Strategy Officer	199	December 31, 2023
Bong Joong Kwon	November 1969	Senior Managing Director and Head of IR	1,286	December 31, 2023
Yeo Woon Yoon	April 1967	Senior Managing Director and Chief Human Resources Officer	609	December 31, 2023
Hye Ja Seo	September 1966	Senior Managing Director and Chief Compliance Officer	1,381	December 31, 2024
Jin Gyu Maeng	January 1966	Senior Managing Director and Head of Audit	1,079	December 31, 2023
Hye Sook Moon	September 1971	Managing Director and Head of ESG Division	652	December 31, 2023
Byung Joo Oh	January 1973	Managing Director, Insurance Business Unit	1,003	December 31, 2023
Jeong Rim Park	November 1963	Head of the Capital Market Business Unit	3,150	December 31, 2023
Sung Hyun Kim	August 1963	Head of Corporate and Investment Banking Business Unit	15,468	December 31, 2023
Hyun Seung Lee	November 1966	Head of Asset Management Business Unit	—	December 31, 2023
Jin Young Kim	August 1969	Chief Public Relations Officer	765	December 31, 2023
Mun Cheol Jeong	August 1968	Senior Executive Vice President, Retail Customer Business Unit	3,155	December 31, 2023
Jae Young Choi	June 1967	Senior Executive Vice President, Wealth Management and Pension Business Unit	1,012	December 31, 2023
Sung Ki Kwon	July 1966	Senior Executive Vice President, Small and Medium Enterprise Business Unit	586	December 31, 2023
Nam Hoon Cho	June 1968	Chief Global Strategy Officer	1,000	December 31, 2023
Young Suh Cho	February 1971	Chief Digital Platform Officer	1,000	December 31, 2023
Jin Soo Yoon	February 1964	Chief Information Technology Officer	437	December 31, 2023
Chang Hwa Yook	December 1967	Chief Data Officer	564	December 31, 2023
Sung Pyo Jeon	August 1966	Chief Customer Contact Officer	997	December 31, 2023
Jeong Ha	January 1967	Head of Capital Market Business Unit	—	December 31, 2023
Soon Bae Kang	August 1964	Head of Corporate and Investment Banking Business Unit	1,477	December 31, 2023
Nam Che Kang	August 1967	Head of Global Division	548	December 31, 2023
Yoon Ha	March 1971	Head of Customer Experience Design Center	—	December 31, 2023
Yoo Shim Hur	April 1973	Head of Digital Contents Center	—	December 31, 2023
Ki Eun Park	September 1970	Head of Tech Innovation Center	258	December 31, 2023
Joo Hyun Kim	November 1970	Head of Group Cloud Center	167	December 31, 2023
Soon Young Oh	August 1977	Head of Financial AI Center	—	December 31, 2023
Chan Yong Park	September 1965	Head of Office of Planning and Coordination	1,043	December 31, 2023
Min Hyuk Kang	January 1970	Head of Office of Capital Market Planning	722	December 31, 2023

Note: (1)

The number of common shares owned is as of June 30, 2023 and includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

As of June 30, 2023, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Jae Keun Lee	Kookmin Bank	Chief Executive Officer	January 2022
Jeong Rim Park	KB Securities	Chief Executive Officer	January 2019
Sung Hyun Kim	KB Securities	Chief Executive Officer	January 2019
Hyun Seung Lee	KB Asset Management	Chief Executive Officer	January 2018
Hye Sook Moon	Kookmin Bank	Head of ESG Division	January 2022
Jin Young Kim	Kookmin Bank	Senior Managing Director; Brand Strategy Group	January 2023
Mun Cheol Jeong	Kookmin Bank	Senior Executive Vice President; Retail Customer Group	January 2023
Jae Young Choi	Kookmin Bank	Senior Executive Vice President; Wealth Management Group	January 2023
	KB Securities	Senior Executive Vice President; Wealth Management Division	January 2022
	KB Insurance	Senior Executive Vice President; WM/Pension Division	January 2023
Sung Ki Kwon	Kookmin Bank	Senior Executive Vice President; SME and SOHO Customer Group	January 2023
Nam Hoon Cho	Kookmin Bank	Senior Managing Director; Global Business Group	January 2021
Young Suh Cho	Kookmin Bank	Senior Managing Director; DT Strategy Division	January 2021
Jin Soo Yoon	Kookmin Bank	Senior Executive Vice President; Tech Group	January 2021
Chang Hwa Yook	Kookmin Bank	Senior Managing Director; Data/AI Division	January 2023
Sungpyo Jeon	Kookmin Bank	Senior Managing Director; Smart Customer Group	January 2023
Jeong Ha	Kookmin Bank	Senior Executive Vice President; Capital Markets Group	January 2021
	KB Securities	Senior Executive Vice President; Sales and Trading Group	January 2023
Soon Bae Kang	Kookmin Bank	Senior Executive Vice President; Corporate Investment Banking Customer Group	January 2023
	KB Securities	Senior Executive Vice President; Investment Banking Group	January 2023
Nam Che Kang	Kookmin Bank	Head of Global Growth Supporting Division	January 2022
Yoon Ha	Kookmin Bank	Head of Customer Experience Design Center	January 2022
Yoo Shim Hur	Kookmin Bank	Managing Director; Digital Contents Center	January 2022
Ki Eun Park	Kookmin Bank	Senior Managing Director; Technology Innovation Division	July 2021
Joo Hyun Kim	Kookmin Bank	Head of Cloud Platform Department	February 2022
Soon Young Oh	Kookmin Bank	Managing Director; Financial AI Center	June 2022
Chan Yong Park	Kookmin Bank	Senior Managing Director; Planning & Coordination Department	January 2022
Min Hyuk Kang	Kookmin Bank	Head of Trading and Capital Markets Planning Department	January 2023
	KB Securities	Managing Director; Capital Markets Planning Department	January 2023
Se Min Kim	KB Securities	Non-standing Director	June 2022
	KB Life Insurance	Non-standing Director	August 2022
Scott Y.H. Seo	KB Insurance	Non-standing Director	February 2022
	KB Kookmin Card	Non-standing Director	March 2022

6.5.	Employees

The following table shows information regarding our employees and compensation paid to them as of June 30, 2023.

				(Unit: in millions of Won)
Number of Employees(1)	Average Tenure of Employees(2)		Total Amount of Compensation(3)	Average Compensation per Person(4)
154	4 years and 2 months (16 years and 2 months	)	14,596	94

Notes:	(1) Includes all employees as of June 30, 2023, including executive officers.
(2)	The duration in parentheses includes tenure at our subsidiaries.
(3)	Based on the sum of all compensation paid from January 1, 2023 to June 30, 2023.
(4)

Based on the sum of the average monthly compensation of each month from January 1, 2023 to June 30, 2023, which is computed by dividing the sum of all compensation paid each month by the number of employees (including executive officers) at the end of each month.

The following table shows information regarding our executive officers and compensation paid to them as of June 30, 2023.

		(Unit: in millions of Won)
Number of Executive Officers(A)(1)	Total Amount of Annual Salaries(B)	Average Annual Salary per Person(B/A)
13	4,846	373

Note:	(1) Excludes 22 executive officers who served primarily as executive officers at our subsidiaries.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares based on our shareholder registry as of June 30, 2023, unless specified otherwise.

		(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	33,183,590	8.22
JP Morgan Chase Bank, N.A.(2)	25,715,570	6.37
BlackRock Fund Advisors(3)	25,050,939	6.02

Notes:	(1) Based on 403,511,072 shares of our common stock issued as of June 30, 2023.
(2)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.
(3)

The above number of shares and the percentage of total issued shares held by BlackRock Fund Advisors are as of February 26, 2021 and are based on disclosure made by BlackRock Fund Advisors in a statement of acquisition filing on March 10, 2021.

7.2.	Changes in the Largest Shareholder

				(Unit: shares, %)

Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)		Percentage of Total Issued Shares(2)
Korean National Pension Service	December 31, 2019	41,468,003		9.97
Korean National Pension Service	February 1, 2020	41,462,588	(3)	9.97
Korean National Pension Service	October 12, 2020	41,402,150		9.96
Korean National Pension Service	December 31, 2020	41,287,280		9.93
Korean National Pension Service	June 30, 2021	40,626,942		9.77
Korean National Pension Service	December 31, 2021	37,626,516		9.05
Korean National Pension Service	January 27, 2022	37,188,199	(4)	8.94
Korean National Pension Service	March 31, 2022	36,008,504		8.73
Korean National Pension Service	June 30, 2022	33,830,623		8.20
Korean National Pension Service	September 30, 2022	32,594,691		7.97
Korean National Pension Service	October 12, 2022	32,457,827	(5)	7.94
Korean National Pension Service	December 31, 2022	32,499,151		7.95
Korean National Pension Service	March 31, 2023	33,572,593		8.21
Korean National Pension Service	June 30, 2023	33,183,590		8.22

Notes:	(1) Based on our shareholder registry as of the end of each applicable year unless specified otherwise.
(2)	Total number of shares of common stock issued as of the following dates:
From October 19, 2016 to December 12, 2019: 418,111,537
From December 12, 2019 to February 14, 2022: 415,807,920
From February 14, 2022 to August 1, 2022: 412,352,494
From August 1, 2022 to April 4, 2023: 408,897,068
After April 4, 2023: 403,511,072
(3)	Based on disclosure made by the Korean National Pension Service in a statement of acquisition filing on February 7, 2020.
(4)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on February 4, 2022.
(5)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on November 2, 2022.

7.3.	Employee Stock Ownership Association (As of June 30, 2023)

(Unit: shares)
Company Name	Number of Shares of Common Stock Owned
KB Financial Group Inc.	65,947
Kookmin Bank	7,718,072
KB Securities Co., Ltd.	58,661
KB Insurance Co., Ltd.	597,580
KB Kookmin Card Co., Ltd.	549,942
KB Life Insurance Co., Ltd.	23,153
KB Asset Management Co., Ltd.	16,150
KB Capital Co., Ltd.	111,349
KB Real Estate Trust Co., Ltd.	23,926
KB Savings Bank Co., Ltd.	11,060
KB Investment Co., Ltd.	2,434
KB Data Systems Co., Ltd.	47,641
KB Credit Information Co., Ltd.	13,651
Others(1)	14,587

Total	9,254,153

Note:	(1) Shares of common stock attributable to an account owned by the employee stock ownership association of KB Financial Group.

7.4.	Investments in Affiliated Companies

(As of June 30, 2023)				(Units: shares, %, millions of Won)
Company Name	Ending Balance			Total assets as of the latest fiscal year	Net income(loss) for the latest fiscal year
	Number of shares owned	Ownership	Book value
Kookmin Bank	404,379,116	100	14,821,721	524,504,515	1,858,508
KB Securities Co., Ltd.	298,620,424	100	3,342,391	63,012,588	249,574
KB Insurance Co., Ltd.	66,500,000	100	2,375,430	35,349,569	525,218
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	29,255,854	192,855
KB Life Insurance Co., Ltd. (Formerly, Prudential Life Insurance)	16,201,518	100	2,795,368	30,074,809	122,743
KB Asset Management Co., Ltd.	7,667,550	100	96,312	316,187	31,583
KB Capital Co., Ltd.	32,175,147	100	873,811	16,018,070	105,360
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	560,634	35,370
KB Savings Bank Co., Ltd.	8,001,912	100	176,813	2,950,374	(11,171)
KB Investment Co., Ltd.	22,525,328	100	154,910	1,435,791	15,592
KB Data Systems Co., Ltd.	800,000	100	6,334	59,226	2,476

Total	—	—	26,717,818	—	—

7.5.	Related Party Transactions

7.5.1.	Purchase of capital securities issued by KB Securities Co., Ltd.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	200	March 31, 2022	4.300%	March 31, 2052 (may be extended)	Working capital

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 3 Private Placement of Capital Securities in Won	230	September 30, 2022	5.500%	September 30, 2052 (may be extended)	Working capital

						(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 4 Private Placement of Capital Securities in Won	100	May 8, 2022	5.350%	May 8, 2053 (may be extended)	Working capital

7.5.2.	Purchase of capital securities issued by KB Capital Co., Ltd.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	6.548	%(1)	March 27, 2045 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd..	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	5.989	%(1)	September 24, 2045 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	6.305	%(1)	March 29, 2046 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	6.466	%(1)	June 28, 2046 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	6.952	%(1)	November 28, 2046 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	7.664	%(1)	April 27, 2047 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option

						(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	3.376%	September 25, 2050 (may be extended)	Working capital

						(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 486 Private Placement of Capital Securities in Won	100	February 17, 2022	4.495%	February 17, 2052 (may be extended)	Working capital

7.5.3.	Purchase of subordinated bonds issued by KB Savings Bank Co., Ltd.

						(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Savings Bank Co., Ltd.	Subsidiary	No. 1 Subordinated Bonds in Won	70	June 25, 2021	1.600%	June 25, 2031	Working capital

7.5.4.	Prepayments and Loans to Subsidiaries

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.571%(2)	July 12, 2023

Notes: (1)  Unsecured credit loans.

(2)	Changed from 2.239% to 2.571% upon extension of the loans on July 12, 2022.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.571%(2)	July 12, 2023

Notes: (1)  Unsecured credit loans.

(2)	Changed from 2.239% to 2.571% upon extension of the loans on July 12, 2022.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	2.630%(2)	March 8, 2024

Notes: (1)  Unsecured credit loans.

(2)	Changed from 2.334% to 2.630% upon extension of the loans on March 9, 2023.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	2.630%(2)	March 8, 2024

Notes:	(1)	Unsecured credit loans.
	(2)	Changed from 2.334% to 2.630% upon extension of the loans on March 9, 2023.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	July 13, 2020	2.571%(2)	July 12, 2023

Notes:	(1)	Unsecured credit loans.
	(2)	Changed from 2.239% to 2.571% upon extension of the loans on July 12, 2022.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	December 20, 2021	2.590%	December 19, 2023

Notes:	(1)	Unsecured credit loans.
	(2)	Changed from 2.247% to 2.590% upon extension of the loans on December 19, 2022.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	60	60	July 13, 2022	2.571%	July 12, 2023

Note: (1)	Unsecured credit loans.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Credit Information Co., Ltd.	Subsidiary	Loans(1)	7	7	October 7, 2022	2.401%	October 6, 2023

Note: (1)	Unsecured credit loans.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Credit Information Co., Ltd.	Subsidiary	Loans(1)	6.5	6.5	December 9, 2022	2.399%	October 6, 2023

Note: (1)	Unsecured credit loans.

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Capital Co., Ltd.	Subsidiary	Loans(1)	200	200	November 25, 2022	2.401%	November 24, 2023

Note: (1)	Unsecured credit loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 14, 2023	By:	/s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
	Title:	Senior Executive Vice President and Chief Finance Officer